SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2000, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ---------------


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plan (Saudi Arabia),
     P. O. Box 2056, Mazda Building, Bab Makkah, Jeddah, 21451, Saudi Arabia

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)




                       EMPLOYEE SAVINGS AND THRIFT PLANS-
                       MODERN INDUSTRIES COMPANY (JEDDAH),
                       MODERN INDUSTRIES COMPANY (DAMMAM)
                           AND MODERN PRODUCTS COMPANY

         COMBINED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



--------------------------------------------------------------------------------

INDEX                                                                      PAGE

Independent Auditors' Report                                                1-2

FINANCIAL STATEMENTS:

  Combined Statements of Net Assets Available for Benefits as of
   December 31, 2000 and 1999                                                 3

  Combined Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 2000 and 1999                             4

  Notes to the Combined Financial Statements for the Years Ended
   December 31, 2000 and 1999                                               5-8

  Supplemental Schedule
    Statements of Investments                                                 9





Bakr Abulkhair & Co.
     Member
     Deloitte Touche
            Tohmatsu
--------------------          --------------------------------------------------
Head Office: Riyadh           Public Accountants             Telephone 2-6572725
License No. 96                Saudi Business Centre          Facsimile 2-6572722
                              Medina Road
                              P.O. Box 442, Jeddah 21411
                              Kingdom of Saudi Arabia



                          INDEPENDENT AUDITORS' REPORT


To the Trustees of:
Modern Industries Company (Jeddah) - Employee Savings and Thrift Plan, Modern Industries Company (Dammam) - Employee Savings and Thrift Plan, and Modern Products Company - Employee Savings and Thrift Plan

We have audited the accompanying combined statements of net assets of Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of The Procter & Gamble Company, (the "Plans") as of December 31, 2000 and 1999, and the related combined statements of changes in net assets for the years then ended. These combined financial statements are the responsibility of the Plans' Trustees. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements present fairly, in all material respects, the net assets of the Plans as of December 31, 2000 and 1999 and the changes in net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The accompanying combined supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic combined financial statements. The schedule is the responsibility of the Plans' Trustees. Such combined supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic combined financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.

Bakr Abulkhair & Co.

AL-MUTAHHAR Y. HAMIDUDDIN
-------------------------
Al-Mutahhar Y. Hamiduddin
License No. 296
6 Muharram, 1422
March 31, 2001


          EMPLOYEE SAVINGS AND THRIFT PLANS - MODERN INDUSTRIES COMPANY
             (JEDDAH), MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN
                                PRODUCTS COMPANY

                        COMBINED STATEMENTS OF NET ASSETS
                        AS OF DECEMBER 31, 2000 AND 1999
                           (Expressed in Saudi Riyals)
--------------------------------------------------------------------------------
                                             2000                1999
                                             ----                ----

ASSETS

Investments:

  Procter & Gamble securities
    (cost: 2000 - SR 39,013,998;
           1999 - SR 32,901,505)         53,197,576          64,837,039
  Time deposits                               -               4,841,480
  Loans receivable from members           1,431,859             811,287
  Other receivable                          740,167             459,923
  Cash                                    5,543,500             882,169
                                         ----------          ----------
TOTAL ASSETS                             60,913,102          71,831,898

LIABILITIES

Amounts due from employees                  166,225             152,719
                                         ----------          ----------
NET ASSETS                               60,746,877          71,679,179
                                         ==========          ==========




   The accompanying notes form an integral part of these financial statements.


         EMPLOYEE SAVINGS AND THRIFT PLANS - MODERN INDUSTRIES COMPANY
             (JEDDAH), MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN
                                PRODUCTS COMPANY

                  COMBINED STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                           (Expressed in Saudi Riyals)
--------------------------------------------------------------------------------
                                              2000                      1999
                                              ----                      ----

ADDITIONS TO PLANS' NET ASSETS

Employee contributions:

  Basic    2,808,388                        2,765,068
  Additional                                3,247,339                3,422,656

Companies' contributions                    1,905,551                1,677,108

Investment income:

  Dividends                                   590,382                  546,970
  Bank commission                             286,775                  243,207
                                           -----------              -----------
ADDITIONS TO PLANS' NET ASSETS              8,838,435                8,655,009

DEDUCTIONS FROM PLANS' NET ASSETS

Withdrawals                                (2,018,781)              (7,759,757)
                                          ------------              -----------
Change in plans' net assets                 6,819,654                  895,252
Plans net assets at beginning of year      71,679,179               66,479,814
Unrealized (loss)/gain                    (17,751,956)               4,304,113
                                          ------------              -----------
PLANS NET ASSETS AT END OF YEAR            60,746,877               71,679,179
                                          ============              ===========




   The accompanying notes form an integral part of these financial statements.


          EMPLOYEE SAVINGS AND THRIFT PLANS - MODERN INDUSTRIES COMPANY
             (JEDDAH), MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN
                                PRODUCTS COMPANY

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1. PLANS DESCRIPTION AND RELATED MATTERS

   The following brief description of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of The Procter & Gamble Company, (the "Plans") is provided for general information purposes only. Participants should refer to each plan agreement for more complete information.

   TRUSTEES

   The Trustees of the Plans include the chairman of Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company (collectively the "Companies") and nominated managers of the Companies.

   ELIGIBILITY

   Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plans.

   MEMBER'S ACCOUNTS

   An Employee Account and a Company Account are maintained for each member. The Employee Account includes a member's contributions, decreased by all withdrawals and increased by all repayments of withdrawals. The Company Account includes the total contributions made by the Companies, which were credited to the member's account in accordance with the terms of the Plans. Profits on bank deposits and net dividends are credited to the Employee Account.

   EMPLOYEE CONTRIBUTIONS

   Basic deductions of 5% of base salary are contributed monthly by the members. The member has the option to invest these contributions in one of the following investment programs offered by the Plans:

   . Invest the full amount to purchase Procter & Gamble securities.

   . Invest the full amount in bank deposits.

   . Invest 50% of the amount to purchase Procter & Gamble securities, and 50% in bank deposits.

   The numbers of participating employees under each of the aforementioned programs at December 31, 2000 were 386,42 and 50 (1999 - 398,38 and 35), respectively.

   Member may elect to contribute an additional 1% to 10% of their monthly salary. These additional contributions are not matched by the Companies and can only be invested in Procter & Gamble securities.

   COMPANIES' CONTRIBUTIONS

   The Companies credit each member with an amount ranging from 25% to 101% of the balance in the Employee Account, depending on the member's length of continuous service, with the rate reaching 100% after ten years of continuous service.

   EARNINGS

   Any occurrence of income from the net dividends earned and credits from forfeitures are utilized to purchase more Procter & Gamble securities. These earnings are allocated on a pro-rata basis to the existing members based on the prior month-end balance of their Plans' assets.

   Commission earned from bank deposits is allocated amongst the members of the Plans in proportion to their investments in bank deposits.

   VESTING

   The members are fully vested in their Employee Accounts and Earnings Accounts. Members become vested in the Companies' contributions by 30% after the first three full years from the date of their membership in the Plans, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership.

   WITHDRAWALS

   Withdrawals may be made from the member's Employee Account at any time he chooses to, up to the extent of his contributions, the vested position of the Companies' Contributions and all relevant profits thereon.

   The non-vested portion of the Companies' Contributions and relevant profits are placed in a frozen account that will continue to be vested according to the schedule of investments. These are paid to the employee on his separation from the Companies unless he meets the criteria for forfeiture (see Forfeiture). The employee may rejoin the Plans after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

   LOANS

   An existing member who has at least five years of membership is eligible to borrow from the Plans up to an amount that varies with the member's monthly base salary and length of service. The maximum loan amount cannot exceed 50% of the balance in the Employee's Account (including gains on securities) or six months salary, whichever is lesser. Repayment of the loan is made by monthly payroll deductions. The member may elect to repay the outstanding loan in a lump sum at any time.

   FORFEITURES

   When members leave the Plans without fulfilling ten years of membership requirement for full vestment (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies' Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing members using the same formula as the Companies' Contributions (see Companies Contributions).

   TRANSFERABILITY

   The Plans are 100% transferable between the Companies.

   COSTS OF THE PLANS

   All administrative costs of the Plans are paid by the Companies.

2. SIGNIFICANT ACCOUNTING POLICIES

   a) Basis of combination

      The combined financial statements include the financial statements of all the Plans as stated in Note 1. All significant intercompany transactions and balances have been eliminated in the combination.

   b) Basis of accounting

      The accompanying combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The net assets and transactions of the Plans are recorded at fair value.

   c) Investments

      Investments in Procter & Gamble securities are valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

   d) Bank commission

      Bank commission represents commission earned on bank deposits.

   e) Foreign currency translation

      The Plans' primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated into Saudi Riyals at the exchange rates in effect on the last day of the Plans' year. Earnings on currencies other than the Saudi Riyals are translated at average rates prevailing during the year. Exchange gains or losses for 2000 and 1999 were not significant.

   f) Taxes

      Currently, there are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plans require that such taxes be borne by the members.

      Dividend payments on Procter & Gamble securities are received net of deduction of withholding taxes by the United States' Government.




          EMPLOYEE SAVINGS AND THRIFT PLANS - MODERN INDUSTRIES COMPANY
             (JEDDAH), MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN
                                PRODUCTS COMPANY

           COMBINED SUPPLEMENTAL SCHEDULE - STATEMENTS OF INVESTMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                           (Expressed in Saudi Riyals)
------------------------------------------------------------------------------------------------------------------

                                           2000                                            1999
                           --------------------------------------          ---------------------------------------
                           Number                                          Number
                             of                          Market              of                           Market
                           shares          Cost          value             shares          Cost           value
                           -------      ----------     ----------          -------      ----------      ----------
Procter & Gamble
  securities               180,906      39,013,998     53,197,576          157,850      32,901,515      64,837,039

Time deposits                -              -              -                 -           4,841,480       4,841,480
                           =======      ==========     ==========          =======      ==========      ==========



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, on May 16, 2001.

Employee Savings and Thrift Plan (Saudi Arabia)

By:  FAHAD A. ABDULKARIM
     ----------------------------
     Fahad A. Abdulkarim


By:  MOHAMMED M. AL-GHAMDI
     -----------------------------
     Mohammed M. Al-Ghamdi



                                  EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche